UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. ___4_____)*
CHINA MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)
American Depositary Shares, each representing 10 Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)
169483104
(CUSIP Number)
Carol OLeary, AER Advisors, Drake Hill Commons PO Box 670, North Hampton, NH 03862 603-964-5865
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 24, 2012
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[x ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 169483104

13G/A

Page 2 of 6 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AER ADVISORS, INC.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States








NUMBER OF
SHARES
BENEFICIALL
Y OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER




6.

SHARED VOTING POWER

6,833,873 Shares


7.

SOLE DISPOSITIVE POWER

0


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0


10


CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions)


11


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


12


TYPE OF REPORTING PERSON (see instructions)















CUSIP No. 169483104

13G

Page 3 of 6 Pages





Item 1.

(a)
Name of Issuer
CHINA MEDICAL TECHNOLOGIES, INC.




(b)
No. 24 Yong Chang North Road, Beijing Economic-Technological
Development Area, Beijing 100176, People's Republic of China




Item 2.

(a)
Name of Person Filing
AER Advisors, Inc. (AER)




(b)
Address of the Principal Office or, if none, residence
Drake Hill Commons, PO Box 670, North Hampton, NH 03862




(c)
Citizenship
USA




(d)
Title of Class of Securities
American Depositary Shares, each representing 10 Ordinary
Shares, par value $0.10 per share (the Shares)




(e)
CUSIP Number
169483104



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).





(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).





(c)

Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).





(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)

An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);





(f)

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);





(j)

Group, in accordance with 240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.






(a)

Amount beneficially owned: 6,833,873 shares







(b)

Percent of class:  21.17%






(c)

Number of shares as to which the person has:  0








(i)
Sole power to vote or to direct the vote 0








(ii)
Shared power to vote or to direct the vote 6,833,873 shares








(iii
)
Sole power to dispose or to direct the disposition
of  0








(iv)
Shared power to dispose or to direct the disposition of  6,833,873 shares






Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following     .
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







(b)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. 169483104

13G/A

Page 6 of 6 Pages





   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/07/2012
Date

/s/ Carol OLeary
Signature

Carol OLeary, CEO &
President
Name/Title